THE ALGER ETF TRUST

Certificate of Termination of the Certificate of Designation for

Alger Weatherbie Enduring Growth ETF

The undersigned, being the Secretary of The Alger ETF Trust (the “Trust”), a trust with transferable shares of the type commonly called a Massachusetts business trust, does hereby certify that, pursuant to the authority conferred upon the Trustees of the Trust by Sections 6.1(c) and 9.3 of the Agreement and Declaration of Trust dated March 24, 2020, as amended to date (the “Declaration of Trust”), and by the affirmative vote of a majority of the Trustees at a meeting duly called and held on October 21, 2025, Alger Weatherbie Enduring Growth ETF, a series of the Trust (the “Series”) authorized pursuant to the Certificate of Designation dated December 6, 2022, shall be terminated effective December 29, 2025. This Certificate of Termination terminates only the Series and not the Trust itself or any other separate series of the Trust.

The Trustees further direct that, upon the execution of this Certificate of Termination, the Trust take all necessary action to file a copy of this Certificate of Termination with the Secretary of State of The Commonwealth of Massachusetts and at any other place required by law or by the Declaration of Trust.

IN WITNESS WHEREOF, the undersigned has set his hand and seal this 5th day of November 2025.

/s/ Tina Payne
Tina Payne, Secretary

ACKNOWLEDGEMENT

State of New York   )

         ) ss.

County of New York )

November 5, 2025

Then personally appeared the above-named Tina Payne and acknowledged the foregoing instrument to be his free act and deed. Before me.

/s/ Christine Chee
Notary Public
My Commission Expires: May 17, 2027
ID# 02CH0007982